UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ISSUES 2004 GUIDANCE

Montreal, January 14, 2004--Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIBF) today issued earnings guidance of US$3.25 to US$3.35 per diluted share for fiscal year ending December 30, 2004. This guidance includes the accretive benefits from yesterday’s announced acquisition of U.S.-based bicycle designer and supplier, Pacific Cycle.  As announced, the Company is maintaining its annual earnings guidance for fiscal 2003 at the low end of the
US $2.30 to US $2.40 per share range.

With the acquisition of Pacific Cycle, Dorel will now have a third reporting segment, “Recreational/Leisure”, in addition to its current Juvenile and Home Furnishings segments.

Juvenile Segment

For 2004, the Juvenile Segment is expected to record sales of between US$750 and US$800 million, with earnings from operations of between 10% and 11% of sales. Growth will come both from Dorel’s traditional juvenile businesses as well as from the Ampa Group, acquired a year ago. As the Ampa Group was acquired in February of 2003, the majority of the sales increase will be internally generated.

“While we did see improvement in the U.S. retail climate through the second half of 2003, it is clear that the consumer is not yet back in force,” commented Dorel President and CEO, Martin Schwartz. “We launched several new juvenile products during the second half last year and we are confident this will drive new sales in 2004. Nonetheless, a lack of clarity in the retail sector leads us to be conservative looking forward.”

All of Dorel's European juvenile operations will now report to Dominique Favario, who becomes President of Dorel Juvenile Europe. Kees Spreeuwenberg, formerly President and CEO of DJG Europe, is no longer with the Company. A new Managing Director has been appointed for the Maxi-Miliaan / Quinny entity in Holland and a new Managing Director at Ampa will be appointed in the near future. While all management is being regrouped under Mr. Favario, the operations of Ampa and DJG Europe (Maxi-Miliaan / Quinny) are not being merged as such. The intention is to maintain the strong country identities needed for the different market needs within Europe, while improving efficiency and service to our customers.

Home Furnishings Segment

For 2004, the Home Furnishings segment should record sales of between US$540 million and US$590 million, with earnings from operations of between 11% and 12% of sales.  Growth will be derived both organically and from the recently acquired Carina Furniture.

Of the three business units within the segment, RTA furniture provides the dominant portion of Home Furnishings revenues and earnings. The acquisition of Carina has provided a broader product line and customer base. This along with aggressive sales efforts means that RTA revenues are expected to increase as market share continues to grow. However, several issues are expected to lower margins. Some of the new business that is expected will be at lesser margins than historically achieved. In addition, over the past several months board prices have risen by approximately 5% to 10%. “Board prices have increased quite dramatically over the past few months and with recent capacity reductions in the board industry, prices are expected to continue to rise into the foreseeable future. This puts a squeeze on our margins, but we are hopeful that we will be able to counteract some of these pressures during the second half of the year,” explained Mr. Schwartz.

The continued strength of the Canadian dollar also affects RTA’s profitability. A portion of Dorel’s RTA sales in the United States are generated from Canadian factories. As the Canadian dollar compared to the U.S. dollar is expected to remain stronger in 2004 versus 2003, this will put pressure on earnings.

The segment’s other two units, Cosco Home & Office and Dorel Asia, are both import businesses and are unaffected by the strength of Canadian dollar. Both continue to grow and are expected to contribute improved performances in 2004. Cosco Home & Office will be broadening its product line in 2004 and Dorel Asia is expected to add several new accounts.

Recreational / Leisure Segment

The Pacific Cycle transaction is expected to close early in February of 2004. Sales in the new Recreational/Leisure segment are expected to be in the range of US$335 million to US$375 million for the 11 months of 2004. Earnings from operations as a percentage of sales are expected to be between 11.5% and 12.5%.

“This, quite obviously, is a new business for us, so we are being prudent in our expectations. Along with this exciting new company comes an excellent management team which, as announced yesterday, is remaining with Dorel,” stated Mr. Schwartz.

Other

Dorel CFO, Jeffrey Schwartz, said that while the Company is still working on finalizing its new corporate structure to incorporate Pacific, the overall corporate tax rate is expected to be in the area of 20% for fiscal 2004.

Free cash flow, defined as cash flow from operations less capital expenditures, is expected to be in excess of US$100 million in 2004. “Despite Dorel’s increased borrowings to finance acquisitions, we are confident that with our strong cash flow, we will be able to significantly reduce our debt in the year ahead,” stated Mr. Schwartz.

“Overall, we are being cautious in our 2004 outlook. We have made many changes over the past year in our on-going drive of continuous improvement. We have also added significantly to Dorel’s operations. This, clearly, is a much larger Company. 2004 will be a year of integration where all energies will be focused on identifying and implementing efficiencies,” concluded Mr. Schwartz.

Conference Call

Dorel Industries will hold a conference call today, January 14, 2004 at 11:00 P.M. Eastern Time to discuss its 2004 guidance. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or 1-800-814-4853 (elsewhere in North America). The conference call can also be accessed via live webcast at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=718740 or www.q1234.com

If you are unable to call in at this time, you may access a tape recording of the call by dialling 1-877-289-8525 and entering the passcode 21033713# on your phone. This tape recording will be available on Wednesday, January 14 as of 4:00 P.M. until 11:59 P.M. Wednesday, January 21.

Profile

Dorel designs, markets, and distributes brand name consumer products globally. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Toronto and Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries, Carina Furniture Ltd. and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group, which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

January 14, 2004